UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of February 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	No X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott Name: Frank Abbott Title: Chief Financial Officer

HARMONY ANNOUNCES US$90 MILLION OFFER FOR ABELLE LIMITED

Johannesburg – 26 February 2003 — Harmony Gold Mining Company Limited (NYSE: HMY: JSE: HAR) today announced an agreement to subscribe for shares in, and an intention to make a public takeover offer for, Abelle Limited (ASX: ABX) an Australian publicly listed gold company with assets in Australia and Papua New Guinea (“PNG”).

At the offer price of A$0.75 cents per share, Harmony’s offer values the company at A$155 million or approximately US$90 million on a fully diluted basis. Harmony has entered into an irrevocable pre-bid acceptance agreement with Abelle’s major shareholder, Guiness Peat Group Plc, to acquire a 19.9% shareholding in Abelle.

The Board of Directors of Abelle has indicated that it welcomes Harmony’s decision to invest in Abelle, and Harmony’s decision to make a takeover offer, as it provides Abelle with the financial and technical capacity to bring the Morobe and Wafi projects into production.

Abelle’s major interests incorporate a 50% interest in the Morobe Project in Papua New Guinea (together with an option to acquire a further 50% interest), and a 100% interest in both the Wafi Project in Papua New Guinea and the Gidgee Project in Western Australia. The projects in PNG were discovered by Rio Tinto in the 1980’s with high quality exploration and feasibility studies.

Harmony has also committed to injecting approximately A$26 million (US$16 million) in Abelle in exchange for shares, which is intended to provide the company with surety of finance in order to complete the acquisition of a further 50% interest in the Morobe Project and to complete optimisation studies at Morobe and Wafi.

Commenting on the offer, Harmony Chief Executive Bernard Swanepoel said:

“Abelle will provide Harmony with a set of highly prospective gold projects in Papua New Guinea and Australia which strongly complement our existing portfolio in the region.

“Abelle has — in Morobe and Wafi — two of the largest undeveloped gold projects in the world.

“The feasibility study recently completed on Morobe envisaged that the project will produce an average of approximately 300,000 ounces of gold and 5.0 million ounces of silver (some 380,000 gold equivalent ounces) per annum over a mine life in excess of 8 years.

Issued by Harmony Gold Mining Company Limited

For release on
Wednesday
26 February 2003

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ted Grobicki
on +27(0)83 375 4345

or

Ferdi Dippenaar
on +27(0)82 807 3684

or

Peter Bacchus
Salomon Smith Barney
on + 61 (410) 679 736

Investor Relations Officer

Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614

cbobbert@harmony.co.za

www.harmony.co.za

JSE:	HAR HAR
NYSE:	HMY
ISIN No.:	ZAE000015228

JSE:	HARW
NYSE:	HMYWS
ISIN No.:	ZAE000031209

Corporate Office: Suite No. 1 Private Bag X1 Melrose Arch Johannesburg
South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188

www.harmony.co.za	NYSE trading symbol: HMY	JSE trading symbol: HAR

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“Harmony’s offer for Abelle represents the next step in our strategy of creating a significant gold business in Australasia, combining producing assets with high quality and prospective growth projects in the region. In Australia, Harmony currently produces over 500,000 ounces per annum from our Hill 50, Mt Magnet and South Kalgoorlie operations, owns 50% of a joint venture that is developing several gold projects in the Pine Creek area in the Northern Territories, and has a 31.8% interest in the high grade Bendigo project which is expected to be capable of producing in excess of 400,000 ounces per annum at full operation.

“Harmony is financing this acquisition with part of the significant profit realised on the recent divestment of our shareholding in Placer, which resulted from our original investment in Goldfields Limited in 2000.

“In our view, Papua New Guinea has tremendous geological prospectivity, and a regional mineral endowment rivalling any second challenger to the Witswatersrand of South Africa. Having previously achieved exposure to PNG through our Goldfields and Placer investments – Placer being the operator of the Porgera mine – we now have the opportunity to participate directly in two of the most exciting undeveloped growth projects in the country,” concluded Bernard.

The Harmony offer is subject to the normal conditions and approvals, including securing 50.1% acceptances from shareholders.

STRATEGIC RATIONALE FOR TRANSACTION

Abelle will provide Harmony with two of the largest prospective gold development projects in the world, Morobe and Wafi, which strongly complement Harmony’s existing Australasian portfolio of producing assets and growth projects.

Papua New Guinea sits on the highly prospective “Rim of Fire” which is host to some of the world’s largest epithermal gold and copper-gold deposits, including Grasberg, Porgera, Lihir and Misima. As a major gold producing region, PNG complements Harmony’s existing operations and development projects in Africa, Australia and Russia.

MORE ABOUT ABELLE

Abelle Limited (“Abelle”) is an ASX listed Australian gold mining and exploration company based in Perth, Western Australia. In January 2003, Abelle merged with Aurora Gold (“Aurora”), creating a portfolio of gold assets at varying stages of exploration, development and production.

Abelle’s major interests include:

•	a 50% interest in the Morobe Project in Papua New Guinea (together with an option to acquire a further 50% interest);

•	a 100% interest in the Wafi Project in Papua New Guinea; and

•	a 100% interest in the Gidgee Project in Western Australia

The current number of fully paid ordinary shares in Abelle is 160,546,100. The company has 75,970,012 listed options and 2,207,50 unlisted options.

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Marketing Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

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Morobe Project

The Morobe Project comprises four exploration licences covering an area of 966 km2 and is located in the Wau district of Morobe Province, Papua New Guinea, 210 km north north-west of Port Moresby and 90 km south south-west of Lae.

The Morobe Project is 100% owned by Morobe Consolidated Goldfields Limited (“MCG”) which is a Papua New Guinea incorporated company. MCG was acquired in September 1998 by Aurora Gold (50%) and CDC Capital Partners (50%).

On February 26th 2003, Abelle announced that it had entered into an agreement with CDC under which it has the option to acquire the outstanding 50% of MCG from CDC, giving it 100% ownership in the Morobe project.

In November 2001, Lycopodium, in conjunction with a number of specialist sub consultants, was retained to prepare a feasibility study to define project economics.

The Lycopodium Feasibility Study was completed in October 2002 and envisaged that the project will produce an average of 301,000 ounces of gold and 5.0 million ounces of silver (379,000 gold equivalent ounces) per annum over a 8.2 year mine life, assuming a 5 million tonne per annum ore treatment rate.

Assessment of project issues, project financing and obtaining government mining permits and approvals have commenced and the company intends to fast track the development of this project.

Wafi Project

The Wafi copper-gold deposits are situated 55 km from the Morobe Project near Mt Watut in Morobe Province, around 60 km southwest of Lae and 60 km northwest of Wau, and are held under four exploration licences which cover a total area of approximately 990 km2.

The Wafi project is a major mineralised gold and copper-gold system with two main mineralised phases, a porphyry copper-gold pipe and an extensive later overprinting high sulphidation gold phase which is geographically and geologically distinct from the porphyry.

The metallurgy of the oxide gold material is good with 90% recovery. The primary sulphide mineralisation is refractory. Abelle has commissioned a series of scoping metallurgical tests to characterise the refractory species, as a first step towards the development of an economic process solution.

Gidgee Project

Abelle’s Australian gold mining business is located in Gidgee, Western Australia, which is about 650 km north-northeast of Perth, and covers the historic mining centres of Jonesville and Gun Creek. After 15 years of gold production history, the Gidgee project has substantial site and operational infrastructure, with mining, processing, administration and exploration functions of a remote site.

Gidgee produced 23,769 ounces of gold in the half year to December 2002, with gold production sourced from the Swan Bitter underground mine. Production is currently dominated by lower grade and higher cost development ore. Development into the first high grade lode has been completed and production will be sourced from this lode in the first quarter of 2003.

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Marketing Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

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About Harmony Gold Mining Company Limited

Harmony is South Africa’s third largest gold producer and the sixth largest gold producer in the world. Harmony is listed in South Africa, New York, London, Paris, Berlin and Brussels, and has a market capitalisation of approximately US$2.7 billion.

Since becoming an independent mining company in 1995, Harmony has implemented a successful strategy of delivering shareholder value by ensuring strong leverage to the gold price through remaining unhedged, and pursuing a focused strategy of growth through acquisition and cost reduction. Through organic growth and the completion of some 23 corporate acquisitions, Harmony has increased its production base to an annualised 3.1 million ounces for the 2003 financial year.

As at 30 June 2002, Harmony’s mining operations in South Africa and Australia reported in aggregate total proven and probable reserves of approximately 49 million ounces.

Harmony has appointed Salomon Smith Barney as its financial and strategic adviser.

For further information please contact:

Bernard Swanepoel
Chief Executive
Harmony Gold Mining Company Limited
Office: +27 11 684 0140
Mobile: +27 83 303 9922
:
Ted Grobicki
Executive Director
Harmony Gold Mining Company Limited
Office: (61) (8) 9211 3100
Mobile: (61) (0) 427 990 039

Ferdi Dippenaar
Marketing Director
Harmony Gold Mining Company Limited
Office: +27 11 684 0140
Mobile: +27 82 807 3684

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Marketing Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

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ATTACHMENT

Summary of Conditions to Harmony’s offer

•	Harmony either receives notice from the Australian Treasurer to the effect that there is no objection to the offer under the Foreign Acquisitions and Takeovers Act 1975 (the “FATA”), or the period provided under the FATA lapses without an order being made that prohibits the acquisition of Abelle by Harmony.

•	Harmony and its associates have a relevant interest in the number of Abelle shares equal to at least 50.1% of the number of Abelle shares which are on issue at the end of the offer period.

•	None of the usual prescribed occurrences (as defined in the Corporations Act 2001 (Commonwealth) sections 652C(1) and (2)) occurs (other than issues of shares on exercise of options or to Harmony or a related company).

•	No material adverse change or event occurs, is announced or otherwise becomes public in relation to the structure, business, financial or trading position or condition, assets or liabilities, profitability or prospects of Abelle or its subsidiaries, taken as a whole.

•	The Option Agreement between CDC Financial Services (Mauritius) Limited and Kula Fund Limited (collectively “Grantor”), Aurora Gold PNG Pty Limited (“Grantee”) and Abelle dated 25 February 2003 under which the Grantor grants to the Grantee an option to purchase fifty fully paid ordinary shares in the capital of Morobe Consolidated Goldfields Limited (“Morobe”) and certain loans made to Morobe by the Grantor (“Morobe Option”), is and remains (subject to fulfilment or waiver of conditions precedent) a legal, valid and binding obligation of each party and the Morobe Option is either validly exercised by the Grantee or remains capable of being validly exercised by the Grantee.

•	Neither Abelle nor any of its subsidiaries enters into or agrees to enter into any gold price or foreign exchange hedge contract, or contract of a similar nature, which has or is likely to have a material effect on the financial or trading position or condition, assets or liabilities, profitability or prospects of Abelle or any of its subsidiaries.

•	All approvals, consents and waiting periods required by any governmental agency in Papua New Guinea in relation to the offer are either given, granted or have expired.

ENDS

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Marketing Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

Harmony

Jakarta
Bandung
Brisbane
Perth
Sydney
Adelaide
Melbourne
© 2002 NGS, ESRI and WorldSat
0 341mi
0 549km

Harmony

PAPUA NEW GUINEA
150°00
Bismarck Sea
Madang
PAPUA NEW GUINEA
Lae
MOROBE PROJECT
Solomon Sea
Port Moresby
10°00
LOCATION PLAN